UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.    )*
Workstream Inc.

(Name of Issuer)
Common Shares (no par value)

(Title of Class of Securities)
981402100

(CUSIP Number of Class of Securities)
Alec N. Litowitz
Magnetar Capital LLC
1603 Orrington Ave.
Evanston, Illinois 60201
(847) 905-4400
With a copy to:
Peter H. Lieberman, Esq.
Todd A. Mazur, Esq.
Greenberg Traurig, LLP
77 W. Wacker Drive, Suite 3100
Chicago, Illinois 60601
(312) 456-8400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
August 13, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	981402100	SCHEDULE 13D

1	NAME OF REPORTING PERSON: Magnetar Financial LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		190,158,979

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		190,158,979

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	190,158,979

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.2%

14	TYPE OF REPORTING PERSON

	IA; OO

CUSIP No.	981402100	SCHEDULE 13D

1	NAME OF REPORTING PERSON: Magnetar Capital Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		190,158,979

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		190,158,979

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	190,158,979

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.2%

14	TYPE OF REPORTING PERSON

	HC; OO

CUSIP No.	981402100	SCHEDULE 13D

1	NAME OF REPORTING PERSON: Supernova Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		190,158,979

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		190,158,979

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	190,158,979

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.2%

14	TYPE OF REPORTING PERSON

	HC; OO

CUSIP No.	981402100	SCHEDULE 13D

1	NAME OF REPORTING PERSON: Alec N. Litowitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		190,158,979

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		190,158,979

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	190,158,979

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.2%

14	TYPE OF REPORTING PERSON

	HC; IN

SCHEDULE 13D
ITEM 1. SECURITY AND ISSUER
     This Schedule 13D (this “Statement”) relates to the common shares, no par value (the “Shares”), of Workstream Inc., a corporation existing pursuant to the Canadian Business Corporations Act (the “Company”). The principal executive offices of the Company are located at 485 N. Keller Road, Suite 500, Maitland, Florida 32751.
ITEM 2. IDENTITY AND BACKGROUND
     (a) The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).
     This Statement relates to the Shares held for the account of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company (“Magnetar Capital Master Fund”). Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Magnetar Financial is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the account of Magnetar Capital Master Fund. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.
     (b) The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.
     (c) Magnetar Capital Master Fund is a private investment fund; Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment advisor and manager of private investment funds, including Magnetar Capital Master Fund; Supernova Management is a privately held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, manager of Supernova Management and Chief Investment Officer of Magnetar Financial.
     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     The aggregate amount of funds used on behalf of the Reporting Persons in purchasing the Special Warrant (as defined below) and the 2007 Warrant (as defined below) have come directly from the assets controlled by such Reporting Persons and their affiliates, which may, at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used to purchase the Special Warrant and the 2007 Warrant was $5,000,000. No funds were used on behalf of the Reporting Persons to acquire the 190,158,979 Shares pursuant to the 2010 Exchange Agreement (as defined below).
ITEM 4. PURPOSE OF TRANSACTION
     The Reporting Persons acquired 190,158,979 Shares pursuant to the 2010 Exchange Agreement. As a result of the consummation of the transactions contemplated by other similar separate agreements that were entered into by third parties with the Company simultaneously with the 2010 Exchange Agreement (such other similar separate agreements are referred to as the “Other Separate Agreements”), (i) various directors of the Company resigned and new directors were appointed and (ii) a change in control of the Company occurred, all as further described in the Company’s Form 8-K as filed with the SEC on August 19, 2010, provided that the 2010 Exchange Agreement did not require the removal or replacement of any directors of the Company (but the Other Separate Agreements did).
     Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in the Company’s securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.
     Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) Each of the Reporting Persons may be deemed to beneficially own 190,158,979 Shares held for the account of Magnetar Capital Master Fund, and all such Shares represent beneficial ownership of approximately 23.2% of the Shares, based on 819,441,340 Shares issued and outstanding as of August 13, 2010. The foregoing excludes 2,500,000 Shares issuable upon exercise of the Warrant (as defined below) held for the account of Magnetar Capital Master Fund. The terms of the Warrant contain a blocker provision under which the holder thereof does not have the right to exercise the Warrant to the extent (but only to the extent) that, if exercisable by the holder, the holder thereof or any of its affiliates would beneficially own in excess of 9.99% of the Shares (such provision is referred to as the “Blocker”). As a result of application of the Blocker, the Warrant is not currently exercisable, and the Shares issuable upon exercise of the Warrant have not been included in the calculations of beneficial ownership of the Reporting Persons or the aggregate number of outstanding Shares. Without the Blocker, each of the Reporting Persons would be deemed to beneficially own 192,658,979 Shares, which would represent beneficial ownership of approximately 23.4% of the Shares, based on the Shares issued and outstanding as of August 13, 2010.

     (b) Each of the Reporting Persons may be deemed to share the power to vote and direct the disposition of the 190,158,979 Shares held for the account of Magnetar Capital Master Fund. The foregoing excludes 2,500,000 Shares issuable upon exercise of the Warrant. As a result of application of the Blocker, the Warrant is not currently exercisable, and the Shares issuable upon exercise of the Warrant have not been included in the calculations of beneficial ownership of the Reporting Persons or the aggregate number of outstanding Shares. Without the Blocker, each of the Reporting Persons would be deemed to beneficially own 192,658,979 Shares, which would represent beneficial ownership of approximately 23.4% of the Shares, based on the Shares issued and outstanding as of August 13, 2010.
     (c) Pursuant to the 2010 Exchange Agreement, Magnetar Capital Master Fund acquired 190,158,979 Shares on August 13, 2010, in exchange for the Senior Secured Non-Convertible Note (as defined below), the $0.25 Senior Secured Convertible Note (as defined below) and the $0.10 Senior Secured Convertible Note (as defined below). As a result of such exchange, the Reporting Persons acquired beneficial ownership of such 190,158,979 Shares. Except for such transaction, the Reporting Persons had no transactions in the Shares during the past 60 days.
     (d) Not Applicable.
     (e) Not Applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER
     Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.
     In connection with a private placement of securities by the Company (as described in the Forms 8-K filed by the Company with the SEC on July 31, 2007 and August 9, 2007 to which reference is hereby made), Magnetar Capital Master Fund, among others, (i) entered into (1) a Transaction Agreement, dated as of July 25, 2007 (the “Transaction Agreement”), pursuant to which, among other things, Magnetar Capital Master Fund agreed to purchase the 2007 Warrant and the Special Warrant for $5,000,000 on the terms and conditions contained therein, the form of which is referenced as Exhibit 99.2 (which incorporates by reference Exhibit 10.1 to the Company’s Form 8-K as filed with the SEC on July 31, 2007) and the terms of which are incorporated herein by reference, and (2) a Registration Rights Agreement, dated as of August 3, 2007 (the “Registration Rights Agreement”), the form of which is referenced as Exhibit 99.3 (which incorporates by reference Exhibit 4.3 to the Company’s Form 8-K as filed with the SEC on July 31, 2007) and the terms of which are incorporated herein by reference, and (ii) on August 3, 2007, purchased a special warrant (the “Special Warrant”), the form of which is referenced as Exhibit 99.4 (which incorporates by reference Exhibit 4.1 to the Company’s Form 8-K as filed with the SEC on July 31, 2007) and the terms of which are incorporated herein by reference, and a warrant (the “2007 Warrant”), the form of which is referenced as Exhibit 99.5 (which incorporates by reference Exhibit 4.2 to the Company’s Form 8-K as filed with the SEC on July 31, 2007) and the terms of which are incorporated herein by reference.

     Following the issuance of the Special Warrant, Trigger Events (as defined in the Special Warrant) occurred thereunder. Following such Trigger Events, Magnetar Capital Master Fund entered into with the Company (i) that certain Forbearance Agreement, dated as of April 14, 2008 (the “2008 Forbearance Agreement”), the form of which is referenced as Exhibit 99.6 (which incorporates by reference Exhibit 99.8 to the prior Schedule 13D filed by the Reporting Persons with the SEC on April 15, 2008) and the terms of which are incorporated herein by reference, and (ii) that certain Term Sheet (the “Term Sheet”), dated as of April 14, 2008, the form of which is referenced as Exhibit 99.7 (which incorporates by reference Exhibit 99.7 to the prior Schedule 13D filed by the Reporting Persons with the SEC on April 15, 2008) and the terms of which are incorporated herein by reference.
     In connection with the matters contemplated by the Term Sheet, Magnetar Capital Master Fund entered into that certain Exchange Agreement, dated as of August 29, 2008, with the Company (the “2008 Exchange Agreement”), the form of which is referenced as Exhibit 99.8 (which incorporates by reference Exhibit 10.1 to the Company’s Form 8-K as filed with the SEC on September 5, 2008) and the terms of which are incorporated herein by reference, pursuant to which Magnetar Capital Master Fund exchanged its Special Warrant and the 2007 Warrant for (i) a senior secured note in the original principal amount of $5,147,191 (the “Senior Secured Note”), the form of which is referenced as Exhibit 99.9 (which incorporates by reference Exhibit 10.2 to the Company’s Form 8-K as filed with the SEC on September 5, 2008) and the terms of which are incorporated herein by reference and (ii) a warrant (the “Warrant”), the form of which is referenced as Exhibit 99.10 (which incorporates by reference Exhibit 4.1 to the Company’s Form 8-K as filed with the SEC on September 5, 2008) and the terms of which are incorporated herein by reference. In connection with the 2008 Exchange Agreement, the Company granted a security interest in all of its assets to secure its obligations under the Senior Secured Note. Each of the Company’s subsidiaries agreed to guaranty the Company’s obligations under the Senior Secured Note (the “Guaranty”), the form of which is referenced as Exhibit 99.11 (which incorporates by reference Exhibit 10.4 to the Company’s Form 8-K as filed with the SEC on September 5, 2008) and the terms of which are incorporated herein by reference, and each subsidiary granted a security interest in all of its respective assets to secure its obligations under its Guaranty. In connection with such grants of security interests by the Company and each of its subsidiaries, Magnetar Capital Master Fund entered into that certain Security Agreement, dated as of August 29, 2008, by and among Magnetar Capital Master Fund, the Company, each of its subsidiaries and the other parties thereto (the “Security Agreement”), the form of which is referenced as Exhibit 99.12 (which incorporates by reference Exhibit 10.3 to the Company’s Form 8-K as filed with the SEC on September 5, 2008) and the terms of which are incorporated herein by reference. In connection with the transactions contemplated by the 2008 Exchange Agreement, Magnetar Capital Master Fund also entered into that certain Amended and Restated Registration Rights Agreement, dated as of August 29, 2008, by and among Magnetar Capital Master Fund, the Company and the other parties thereto (the “Amended and Restated Registration Rights Agreement”), the form of which is referenced as Exhibit 99.13 (which incorporates by reference Exhibit 4.2 to the Company’s Form 8-K as filed with the SEC on September 5, 2008) and the terms of which are incorporated herein by reference.
     Following the issuance of the Senior Secured Note, Events of Default (as defined in the Senior Secured Note) occurred thereunder. Following such Events of Default, Magnetar Capital Master Fund entered into with the Company that certain Forbearance Agreement, dated as of June 8, 2009 (the “2009 Forbearance Agreement”), the form of which is referenced as Exhibit

99.14 (which incorporates by reference Exhibit 10.1 to the Company’s Form 8-K as filed with the SEC on June 8, 2009) and the terms of which are incorporated herein by reference.
     Following the expiration of the Standstill Period (as defined in the 2009 Forbearance Agreement), Magnetar Capital Master Fund entered into that certain Exchange Agreement, dated as of December 11, 2009, with the Company (the “2009 Exchange Agreement”), the form of which is referenced as Exhibit 99.15 (which incorporates by reference Exhibit 10.1 to the Company’s Form 8-K as filed with the SEC on December 17, 2009) and the terms of which are incorporated herein by reference, pursuant to which Magnetar Capital Master Fund exchanged its Senior Secured Note for (i) a senior secured non-convertible note in the original principal amount of $2,500,000 (the “Senior Secured Non-Convertible Note”), the form of which is referenced as Exhibit 99.16 (which incorporates by reference Exhibit 10.2 to the Company’s Form 8-K as filed with the SEC on December 17, 2009) and the terms of which are incorporated herein by reference, (ii) a senior secured convertible note in the original principal amount of $1,750,000 that was convertible into Shares at an initial conversion price of $0.25 (the “$0.25 Senior Secured Convertible Note”), the form of which is referenced as Exhibit 99.17 (which incorporates by reference Exhibit 10.3 to the Company’s Form 8-K as filed with the SEC on December 17, 2009) and the terms of which are incorporated herein by reference, and (iii) a senior secured convertible secured note in the original principal amount of $1,519,335 that was convertible into Shares at an initial conversion price of $0.10 (the “$0.10 Senior Secured Convertible Note”), the form of which is referenced as Exhibit 99.18 (which incorporates by reference Exhibit 10.4 to the Company’s Form 8-K as filed with the SEC on December 17, 2009) and the terms of which are incorporated herein by reference. Magnetar Capital Master Fund also entered into an Amendment to Security Agreement, dated as of December 11, 2009, by and among Magnetar Capital Master Fund, the Company, each of its subsidiaries and the other parties thereto (the “Amendment to Security Agreement”), the form of which is referenced as Exhibit 99.19 (which incorporates by reference Exhibit 10.5 to the Company’s Form 8-K as filed with the SEC on December 17, 2009) and the terms of which are incorporated herein by reference. In connection with the transactions contemplated by the 2009 Exchange Agreement, Magnetar Capital Master Fund also entered into that certain Second Amended and Restated Registration Rights Agreement, dated as of December 11, 2009, by and among Magnetar Capital Master Fund, the Company and the other parties thereto (the “Second Amended and Restated Registration Rights Agreement”), the form of which is referenced as Exhibit 99.20 (which incorporates by reference Exhibit 4.1 to the Company’s Form 8-K as filed with the SEC on December 17, 2009) and the terms of which are incorporated herein by reference.
     Following the issuance of the Senior Non-Convertible Secured Note, the $0.25 Senior Secured Convertible Note and the $0.10 Senior Secured Convertible Note, Events of Default (as defined therein) occurred thereunder. Following such Event of Defaults, Magnetar Capital Master Fund entered into that certain Exchange Agreement, dated as of August 13, 2010, with the Company (the “2010 Exchange Agreement”), the form of which is referenced as Exhibit 99.21 attached hereto and the terms of which are incorporated herein by reference, pursuant to which Magnetar Capital Master Fund exchanged the Senior Non-Convertible Secured Note, the $0.25 Senior Secured Convertible Note and the $0.10 Senior Secured Convertible Note for 190,158,979 Shares. As a result of the consummation of the transactions contemplated by the Other Separate Agreements, (i) various directors of the Company resigned and new directors were appointed and (ii) a change in control of the Company occurred, all as further described in the Company’s Form 8-K as filed with the SEC on August 19, 2010, provided that the 2010 Exchange Agreement did not require the removal or replacement of any directors of the

Company (but the Other Separate Agreements did). In connection with the transactions contemplated by the 2010 Exchange Agreement, Magnetar Capital Master Fund also entered into that certain Third Amended and Restated Registration Rights Agreement, dated as of August 13, 2010, by and among Magnetar Capital Master Fund, the Company and the other parties thereto (the “Third Amended and Restated Registration Rights Agreement”), providing for certain registration rights for Magnetar Capital Master Fund, among others, and addressing related matters, the form of which is referenced as Exhibit 99.22 (which incorporates by reference Exhibit 4.1 to the Company’s Form 8-K as filed with the SEC on August 19, 2010) and the terms of which are incorporated herein by reference. Pursuant to Section 4(g) of the 2010 Exchange Agreement and as further described therein, each of the Transaction Agreement, the 2008 Exchange Agreement, the Security Agreement, the Amendment to Security Agreement, each Guaranty and the 2009 Exchange Agreement were terminated and are of no further force and effect.
     The descriptions of the agreements and instruments set forth in this Statement are qualified in their entirety by reference to the complete agreements and instruments, each of which is attached hereto as an exhibit and incorporated herein by reference.
     Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of August 23, 2010, among the Reporting Persons.

99.2	Form of Transaction Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K as filed with the SEC on July 31, 2007).

99.3	Form of Registration Rights Agreement (incorporated by reference to Exhibit 4.3 to the Company’s Form 8-K as filed with the SEC on July 31, 2007).

99.4	Form of Special Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K as filed with the SEC on July 31, 2007).

99.5	Form of 2007 Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K as filed with the SEC on July 31, 2007).

99.6	2008 Forbearance Agreement (incorporated by reference to Exhibit 99.8 to the prior Schedule 13D filed by the Reporting Persons with the SEC on April 15, 2008).

99.7	Term Sheet (incorporated by reference to Exhibit 99.7 to the prior Schedule 13D filed by the Reporting Persons with the SEC on April 15, 2008).

99.8	Form of 2008 Exchange Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K as filed with the SEC on September 5, 2008).

99.9	Form of Senior Secured Note (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K as filed with the SEC on September 5, 2008).

99.10	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K as filed with the SEC on September 5, 2008).

99.11	Form of Guaranty (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K as filed with the SEC on September 5, 2008).

Exhibit No.	Description

99.12	Form of Security Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K as filed with the SEC on September 5, 2008).

99.13	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K as filed with the SEC on September 5, 2008).

99.14	Form of 2009 Forbearance Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K as filed with the SEC on June 8, 2009).

99.15	Form of 2009 Exchange Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K as filed with the SEC on December 17, 2009).

99.16	Form of Senior Secured Non-Convertible Note (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K as filed with the SEC on December 17, 2009).

99.17	Form of $0.25 Senior Secured Convertible Note (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K as filed with the SEC on December 17, 2009).

99.18	Form of $0.10 Senior Secured Convertible Note (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K as filed with the SEC on December 17, 2009).

99.19	Form of Amendment to Security Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Form 8-K as filed with the SEC on December 17, 2009).

99.20	Form of Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K as filed with the SEC on December 17, 2009).

99.21	2010 Exchange Agreement.

99.22	Form of Third Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K as filed with the SEC on August 19, 2010).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 23, 2010

MAGNETAR FINANCIAL LLC By: Magnetar Capital Partners LP, its Sole Member
By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP
By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC
By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of August 23, 2010, among the Reporting Persons.

99.2	Form of Transaction Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K as filed with the SEC on July 31, 2007).

99.3	Form of Registration Rights Agreement (incorporated by reference to Exhibit 4.3 to the Company’s Form 8-K as filed with the SEC on July 31, 2007).

99.4	Form of Special Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K as filed with the SEC on July 31, 2007).

99.5	Form of 2007 Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K as filed with the SEC on July 31, 2007).

99.6	2008 Forbearance Agreement (incorporated by reference to Exhibit 99.8 to the prior Schedule 13D filed by the Reporting Persons with the SEC on April 15, 2008).

99.7	Term Sheet (incorporated by reference to Exhibit 99.7 to the prior Schedule 13D filed by the Reporting Persons with the SEC on April 15, 2008).

99.8	Form of 2008 Exchange Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K as filed with the SEC on September 5, 2008).

99.9	Form of Senior Secured Note (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K as filed with the SEC on September 5, 2008).

99.10	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K as filed with the SEC on September 5, 2008).

99.11	Form of Guaranty (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K as filed with the SEC on September 5, 2008).

99.12	Form of Security Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K as filed with the SEC on September 5, 2008).

99.13	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K as filed with the SEC on September 5, 2008).

99.14	Form of 2009 Forbearance Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K as filed with the SEC on June 8, 2009).

99.15	Form of 2009 Exchange Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K as filed with the SEC on December 17, 2009).

99.16	Form of Senior Secured Non-Convertible Note (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K as filed with the SEC on December 17, 2009).

99.17	Form of $0.25 Senior Secured Convertible Note (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K as filed with the SEC on December 17, 2009).

99.18	Form of $0.10 Senior Secured Convertible Note (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K as filed with the SEC on December 17, 2009).

99.19	Form of Amendment to Security Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Form 8-K as filed with the SEC on December 17, 2009).

Exhibit No.	Description

99.20	Form of Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K as filed with the SEC on December 17, 2009).

99.21	2010 Exchange Agreement.

99.22	Form of Third Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K as filed with the SEC on August 19, 2010).